Exhibit 99.1

News Release

Virtus Convertible & Income Fund, Virtus Convertible & Income Fund II

Announce Tender Offers for Outstanding Auction Rate Preferred Shares

HARTFORD, CT, September 28, 2022 – Virtus Convertible & Income Fund (NCV) and Virtus Convertible & Income Fund II (NCZ) (each, a “Fund” and, together, the “Funds”), announced today that each Fund will commence a voluntary tender offer on or about September 30, 2022 (each, a “Tender Offer” and, together, the “Tender Offers”) for up to 100% of each Fund’s outstanding auction rate preferred shares (“ARPS”). The Tender Offers are expected to expire at 5:00 p.m. New York City time on a date that is at least 20 business days following the commencement date.

The terms of the Tender Offer for each Fund include the purchase, for cash, of up to 100% of the respective Fund’s issued and outstanding ARPS, at a price equal to 97.95% of the ARPS per share liquidation preference of $25,000 per share (or $24,487.50 per share), plus any unpaid ARPS dividends accrued through the expiration date of each Tender Offer, or such later date to which such Tender Offer may be extended.

This announcement is not a recommendation, an offer to purchase, or a solicitation of an offer to sell the ARPS of the Funds. The Funds will file with the Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, and other related documents (the “Tender Offer Documents”). The Tender Offer Documents will be mailed or distributed electronically to ARPS holders commencing on or about September 30, 2022. These and other filed documents also will be available to ARPS holders free of charge on the SEC’s website and on each Fund’s page in the closed-end fund section of virtus.com. ARPS holders may obtain further information regarding the Tender Offers from Georgeson LLC, the Funds’ Depositary Agent and Information Agent for the Tender Offers, by calling (866) 785-7395 for NCV and (866) 857-2624 for NCZ.

About the Fund

Virtus Convertible & Income Fund and Virtus Convertible & Income Fund II each have an investment objective to provide total return through a combination of capital appreciation and high current income. Virtus Investment Advisers, Inc. is the investment adviser and Voya Investment Management is the subadviser to the Funds. For more information on the Funds, contact Shareholder

Virtus Convertible & Income Fund and Virtus Convertible & Income Fund II - 2

Services at (866) 270-7788, by email at closedendfunds@virtus.com, or through the closed-end fund section of virtus.com.

Fund Risks

An investment in a fund is subject to risk, including the risk of possible loss of principal. A fund’s shares may be worth less upon their sale than what an investor paid for them. Shares of closed-end funds may trade at a premium or discount to their net asset value. For more information about the Funds’ investment objective and risks, please see the Funds’ annual report. A copy of the Funds’ most recent annual report may be obtained free of charge by contacting Shareholder Services as set forth at the bottom of this press release.

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For Further Information:

Shareholder Services

(866) 270-7788

closedendfunds@virtus.com